Exhibit 2

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of February 8, 2012, is by and among Huilian Song and Power Guide Investments Limited (collectively, the "Joint Filers").

WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing.

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Joint Filers hereby agree as follows:

1.	The Schedule 13D with respect to the shares of Fifth Season International, Inc. (the "Issuer") (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Joint Filers.

2.	Each of the Joint Filers is eligible to use Schedule 13D for the filing of information therein.

3.

Each of the Joint Filers is responsible for the timely filing of the Schedule 13D and any future amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

4.	This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

/s/ Huilian Song
Huilian Song

POWER GUIDE INVESTMENTS LIMITED

By: /s/ Huilian Song
Name: Huilian Song
Title: Director